CUSIP NO. 00207W 10 0       13G





               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                        ASD SYSTEMS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.0001 per share
                 (Title of Class of Securities)

                           00207W 10 0
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      002072 10 0         13G



(1)  Name of Reporting Person                VantagePoint Venture
                                             Partners III (Q),L.P.
     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                         Delaware
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power             3,231,600
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power         3,231,600
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned                3,231,600
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                        15.3%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 002072 10 0         13G



 (1) Name of Reporting Person                 VantagePoint Venture
                                             Associates III, L.L.C.
     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                         Delaware
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------

                    (6)  Shared Voting Power           3,231,600**
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      3,231,600**
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               3,231,600**
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                        15.3%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 OO
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO.      002072 10 0         13G


(1)  Name of Reporting Person                        James Marver
     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                    United States
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------

                    (6)  Shared Voting Power           4,847,400**
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      4,847,400**
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               4,847,400**
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                        23.0%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO.      002072 10 0         13G


(1)  Name of Reporting Person                     Alan E. Salzman
     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                    United States
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                     0
-----------------------------------------------------------------

                    (6)  Shared Voting Power           4,847,400**
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      4,847,400**
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                         4,847,400**
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                        23.0%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP NO.      002072 10 0         13G

Item 1(a).     Name of issuer:

               ASD Systems, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive
offices:

               3737 Grader Street, Suite 110, Garland, Texas
               75041

Item 2(a).     Name of person filing:

               VantagePoint Venture Partners III (Q),
               L.P. is a Delaware limited partnership with VantagePoint Venture Associates III, L.L.C. as its general partner. James Marver and Alan E. Salzman are the managing members of VantagePoint Venture
               Associates III, L.L.C., a Delaware limited liability company.

Item 2(b). Address of principal business office or, if none,residence:

               The principal business office of each Reporting
               Person is:

               1001 Bayhill Drive, Suite 100, San Bruno,
               California 94066

Item 2(c).     Citizenship:

               VantagePoint Venture Partners III (Q),
               L.P. and VantagePoint Venture Associates III,
               L.L.C. are Delaware citizens.  James Marver and
               Alan E. Salzman are both United States citizens.

Item 2(d).     Title of class of securities:

               Common Stock, $0.0001 par value per
               share, of the Issuer.

Item 2(e).     CUSIP No.:

               00207W 10 0

CUSIP NO.      002072 10 0         13G

Item 3.   If this statement is filed pursuant to Sections 13d-
          1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered
                    under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section
                    3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined
                    in section 3(a)(19) of the Act (15 U.S.C.
                    78c);

          (d)  [  ] Investment company registered
                    under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in
                    accordance with 240.13d-1(b)(1)(ii)(E);

          (f)  [  ] An employee benefit plan or
                    endowment fund in accordance with
                    240.13d-1(b)(1)(ii)(F);

          (g)  [  ] A parent holding company or
                    control person in accordance with
                    240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as
                    defined in section 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ] A church plan that is excluded
                    from the definition of an investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with
                    240.13d-1(b)(1)(ii)(J)

               Not applicable.

Item 4.        Ownership:

     As of the close of business on December 31, 1999, the Reporting Persons (other than Alan E. Salzman and James Marver) may be deemed to beneficially own, in the aggregate, 3,231,600 shares of Common Stock of the Issuer, representing approximately 15.3 % of the Issuer's outstanding shares of Common Stock (based upon the 21,097,400 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 31, 1999). Messrs. Salzman and Marver may be deemed to beneficially own, in the aggregate,

CUSIP NO.      002072 10 0         13G

     4,847,400 shares of Common Stock of the Issuer, representing approximately 23.0% of the Issuer's outstanding shares of Common Stock on this same basis.

  VantagePoint Venture Partners III (Q), L.P.
  -------------------------------------------

          (a)  Amount beneficially owned:  3,231,600

          (b)  Percent of class:  15.3%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to
                      direct the vote:  3,231,600

               (ii)   shared power to vote or to direct the vote:  0

               (iii)  sole power to dispose or
                      to direct the disposition of:  3,231,600

               (iv)   shared power to dispose or to
                      direct the disposition of:  0

 VantagePoint Venture Associates III, L.L.C.
 -------------------------------------------

          (a)  Amount beneficially owned:  3,231,600(FN1)

          (b)  Percent of class:  15.3%

          (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to
                    direct the vote:  0

              (ii)  shared power to vote or to direct the vote:
                    3,231,600

              (iii) sole power to dispose or
                    to direct the disposition of:  0

              (iv)  shared power to dispose or to
                    direct the disposition of:  3,231,600

     Alan E. Salzman
     ---------------

          (a)  Amount beneficially owned:  4,847,400(FN2)

--------------------
(FN1) Represents shares of the Issuer's Common Stock held directly by VantagePoint Venture Partners III(Q), L.P. of which VantagePoint Venture Associates III, L.L.C. is the general partner. VantagePoint Venture Associates III, L.L.C. disclaims beneficial ownership of such shares.

CUSIP NO.      002072 10 0         13G

          (b)  Percent of class:  23.0%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to
                     direct the vote:  0

               (ii)  shared power to vote or to direct the vote:
                     4,847,400

               (iii) sole power to dispose or
                     to direct the disposition of:  0

               (iv)  shared power to dispose or to
                     direct the disposition of:  4,847,400

  James Marver
  ------------

          (a)  Amount beneficially owned:  4,847,4001

          (b)  Percent of class:  23.0%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to
                      direct the vote:  0

               (ii)   shared power to vote or to direct the vote:
                      4,847,400

               (iii)  sole power to dispose or
                      to direct the disposition of:  0

               (iv)   shared power to dispose or to
                      direct the disposition of:  4,847,400

(.. continued)

(FN2) Represents 3,231,600 shares of the Issuer's Common Stock held directly by VantagePoint Venture Partners III (Q), L.P. of which VantagePoint Venture Associates III, L.L.C. is the general partner and 1,615,800 shares of the Issuer's Common Stock held directly by VantagePoint Communications Partners, L.P. of which VantagePoint Communications Associates, L.L.C. is the general partner. Mr. Salzman is a managing member of both VantagePoint Venture Associates III, L.L.C. and VantagePoint Communications Associates, L.L.C. Mr. Salzman disclaims beneficial ownership of such shares.
(FN3) Represents 3,231,600 shares of the Issuer's Common Stock held directly by VantagePoint Venture Partners III (Q), L.P. of which VantagePoint Venture Associates III, L.L.C. is the general partner and 1,615,800 shares of the issuer's Common Stock held directly by VantagePoint Communications Partners, L.P. of which VantagePoint Communications Associates, L.L.C. is the general partner. Mr. Marver is a managing member of both VantagePoint Venture Associates III, L.L.C. and VantagePoint Communications Associates, L.L.C. Mr. Marver disclaims beneficial ownership of such shares.

CUSIP NO. 00207W 10 0              13G

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Exhibit A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          Not Applicable.



                    [Signature page follows]

CUSIP NO. 00207W 10 0              13G

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 14, 2000


                              VantagePoint Venture
                              Partners III (Q), L.P.
                              By: VantagePoint Venture
                                   Associates III, L.L.C.,
                                   its general partner

                              By:   /s/ ALAN E. SALZMAN
                                 ---------------------------------
-
                                   Alan E. Salzman, Managing Member


                              VantagePoint Venture
                              Associates III, L.L.C.

                              By:   /s/ ALAN E. SALZMAN
                                  --------------------------------
-
                                   Alan E. Salzman, Managing Member


                                  /s/ ALAN E. SALZMAN
                              -------------------------------
                                   Alan E. Salzman


                                    /s/ JAMES MARVER
                                   --------------------------
                                   James Marver


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

CUSIP NO.    00207W 10 0           13G


                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

                              Dated:    February 14, 2000


                              VantagePoint Venture
                              Partners III (Q), L.P.
                              By: VantagePoint Venture
                                   Associates III, L.L.C.,
                                   its general partner

                              By:   /s/ ALAN E. SALZMAN
                                 ---------------------------------
-
                                   Alan E. Salzman, Managing Member


                              VantagePoint Venture
                              Associates III, L.L.C.

                              By:   /s/ ALAN E. SALZMAN
                                  --------------------------------
-
                                   Alan E. Salzman, Managing Member


                                  /s/ ALAN E. SALZMAN
                              -------------------------------
                                   Alan E. Salzman


                                    /s/ JAMES MARVER
                                   --------------------------
                                   James Marver